Spartan Business Services Corporation
2200 Timber Rose Drive
Las Vegas, NV  89134
Telephone: (702) 250-4423

October 22, 2009

VIA EDGAR TRANSMISSION

Mail Stop 3010

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Mr. Mark Rakip
                    Staff Accountant

Re:  Spartan Business Services Corporation
       Response to Comments Issued September 1, 2009
       File No. 333-156796

Dear Mr. Rakip:

On behalf of Spartan Business Services Corporation (the "Company"), this letter responds to your September 1, 2009 comment letter concerning financial statements for period ending November 30, 2008 audited by Moore and Associates, Chartered.  On August 27, 2009, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Moore and Associates and the following is the Company's response to the comments.

1.
On August 6, 2009 the Board of Directors of Spartan Business Services Corporation dismissed Moore & Associates, Chartered as its independent registered public audit firm and engaged the services of Seale and Beers, CPA’s as its independent auditor.

2.	Spartan Business Services has engaged the services of Seale and Beers, CPA’s to audit the financial statements from Inception to period ended November 30, 2008.

We want to thank you for your assistance in our compliance with the  applicable disclosure requirements.  We hope our response satisfactorily  addresses your comments.

Respectfully submitted,

Spartan Business Services Corporation

/s/ Molly Blaszczak
    Molly Blaszczak
    President